

April 29, 2013

<u>Via E-mail</u>
Mr. Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
1400 Civic Place, Suite 250
Southlake, Texas 76092

       Re: **Emerge Energy Services LP**
                 Amendment No. 1 to Registration Statement on Form S-1
                 Filed April 24, 2013
                 Correspondence filed April 25, 2013
                 File No. 333-187487

Dear Mr. Shearer:

We have reviewed your amended registration statement and correspondence filed on April 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Capitalization, page 62</u>

1.   We note that the capitalization table presented in the draft disclosure submitted on April 25, 2013 includes a separate line item for "predecessor equity." Please tell us why the separate presentation of this line item is appropriate in place of a net presentation of partners' / members' equity.

<u>Sand Segment page 141</u>

2.   We note your disclosure of 27.1 million tons of proven recoverable reserves for your New Auburn, WI mine location. This appears to be different than the number provided in your technical report. Please advise.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-4

3.   In connection with our review of the draft disclosure submitted on April 25, 2013, we note that adjustment (e) shows the pro forma impact of a management bonus "expected to be paid" in connection with your offering. Please tell us how this adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director